UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
(Rule 14d-101)
(Amendment No. 1)
Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934
ASPEN TECHNOLOGY, INC.
(Name of Subject Company)
ASPEN TECHNOLOGY, INC.
(Name of Persons Filing Statement)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
29109X106
(CUSIP Number of Class of Securities)
Christopher A. Cooper
Senior Vice President, Chief Legal Officer and Secretary
20 Crosby Drive
Bedford, MA 01730
(781) 221-6400
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
With copies to:
Graham Robinson
Chadé Severin
Skadden, Arps, Slate, Meagher & Flom LLP
500 Boylston Street, 23rd Floor
Boston, Massachusetts 02116
(617) 573-4800
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by Aspen Technology, Inc., a Delaware corporation (“AspenTech”) with the Securities and Exchange Commission on February 10, 2025, relating to the tender offer by Emersub CXV, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Emerson Electric Co., a Missouri corporation (“Parent”), to purchase all outstanding shares of common stock, par value $0.0001 per share (the “Shares”) of AspenTech, at a price per Share of $265.00, net to the seller in cash, without interest, and subject to any applicable withholding of taxes, on the terms and subject to the conditions set forth in the Offer to Purchase, dated as of February 10, 2025 (as amended or supplemented from time to time) and the related Letter of Transmittal (as amended or supplemented from time to time), and pursuant to the Agreement and Plan of Merger, dated as of January 26, 2025, among AspenTech, Parent and Purchaser.
Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. This Amendment No. 1 is being filed to reflect certain updates as set forth below.
ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON
The fifth paragraph of “Item 2. Identity and Background of Filing Person—Tender Offer” on page 3 is hereby replaced with the following:
“Purchaser expressly reserves the right to waive any of the Offer Conditions and to make any change in the terms of or conditions to the Offer in its sole discretion other than the Unaffiliated Tender Condition and the condition that the Merger Agreement shall not have been terminated in accordance with its terms prior to the closing of the Offer, both of which are non-waivable. Without AspenTech’s prior written consent, Purchaser shall not (i) decrease the Offer Price, (ii) change the form of consideration to be paid in the Offer, (iii) decrease the number of Shares sought in the Offer, (iv) extend or otherwise change the expiration date of the Offer (other than as permitted by the Merger Agreement), (v) impose conditions to the Offer in addition to the Offer Conditions, (vi) provide any “subsequent offering period” in accordance with Rule 14d-11 of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”) or (vii) otherwise amend, modify or supplement any of the Offer Conditions or terms of the Offer in any manner materially adverse to, or that would reasonably be expected to be materially adverse to, the holders of the Shares other than Emerson and its subsidiaries, Emerson’s and its subsidiaries’ directors and officers and AspenTech’s directors and officers (the “Unaffiliated Stockholders”).”
ITEM 3.
PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS
The last two sentences of the second paragraph of “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Relationship with Emerson and Purchaser—Merger Agreement” on page 5 are hereby replaced with the following:
“AspenTech’s stockholders are not third-party beneficiaries of the Merger Agreement, except with respect to their right to receive the Offer Price following the Acceptance Date or to receive the Merger Consideration at the Effective Time. The Merger Agreement should not be read alone, but should instead be read in conjunction with the entirety of the factual disclosure about AspenTech in its public reports filed with the SEC as well as the other information regarding the Offer, the Merger, AspenTech, Emerson, Purchaser and their respective affiliates and their respective businesses that are contained in, or incorporated by reference into, the tender offer statement on Schedule TO and related exhibits and this Schedule 14D-9.”

ITEM 4.
THE SOLICITATION OR RECOMMENDATION
Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:
(1)
The third sentence of the fourth full paragraph on page 22 under the heading “Item 4. The Solicitation or Recommendation—Background of the Merger Agreement; Reasons for the Recommendation—Background of the Merger Agreement” is hereby replaced with the following:

“Mr. Baker then presented a preliminary long range financial forecast of AspenTech (the “October Preliminary Projections”) (as included in the section entitled “—Certain Unaudited Prospective Financial Information of AspenTech”).”
(2)
The third and fourth sentences of the paragraph beginning at the end of page 25 and ending on page 26 under the heading “Item 4. The Solicitation or Recommendation—Background of the Merger Agreement; Reasons for the Recommendation—Background of the Merger Agreement,” are hereby replaced with the following:

“The Qatalyst Partners engagement letter provides that Qatalyst Partners will become entitled to receive an aggregate transaction fee estimated to be approximately $57 million (against which the previously paid financial advisory fee and opinion fee will be credited), upon the closing of a transaction involving AspenTech (as further described in the section entitled “—Opinion of AspenTech’s Financial Advisors—Opinion of Qatalyst Partners”). The Citi engagement letter provides that Citi will become entitled to receive an aggregate transaction fee estimated to be approximately $46 million (against which the previously paid financial advisory fee and opinion fee will be credited) upon the closing of a transaction involving AspenTech (as further described in the section entitled “—Opinion of AspenTech’s Financial Advisors—Opinion of Citi”).”
(3)
The first sentence of the last paragraph on page 27 under the heading “Item 4. The Solicitation or Recommendation—Background of the Merger Agreement; Reasons for the Recommendation—Background of the Merger Agreement” is hereby replaced with the following:

“Also on December 5, 2024, management of AspenTech sent the Special Committee a revised long range financial forecast of AspenTech (the “December 5 Projections”) (as included in the section entitled “—Certain Unaudited Prospective Financial Information of AspenTech”) pursuant to the instruction of the Special Committee and based on the Special Committee’s feedback on the November 19 Projections.”
(4)
The antepenultimate bullet point on page 41 under the heading “Item 4. The Solicitation or Recommendation—Background of the Merger Agreement; Reasons for the Recommendation—Special Committee” is hereby replaced with the following:

“Potential Conflicts of Interest. The Special Committee considered the potential conflict of interest created by the fact that AspenTech’s executive officers and directors have interests in the Offer and the Merger that may be different from, or in addition to, those of other stockholders, including, without limitation, the vesting of certain options, restricted stock unit awards and performance stock unit awards held by officers and directors, certain of AspenTech’s directors’ and officers’ involvement with Emerson, the interests of AspenTech’s directors and officers in being entitled to continued indemnification and insurance coverage from the surviving corporation under the Merger Agreement and AspenTech’s certificate of incorporation, and the Executive Retention Plan under which AspenTech’s executive officers are eligible to receive severance payments and benefits upon a termination of employment either by AspenTech without ‘cause’ or a resignation by the participant for ‘good reason,’ as more fully described under the section entitled ‘Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of AspenTech.’”

(5)
The first sentence of the fifth paragraph under the heading “Item 4. The Solicitation or Recommendation—Opinion of AspenTech’s Financial Advisors—Opinion of Qatalyst Partners—Miscellaneous” on page 49 is hereby replaced with the following:

“Under the terms of its engagement letter, Qatalyst Partners provided the Special Committee with financial advisory services in connection with the Transactions for which it will be paid an aggregate transaction fee estimated to be approximately $57 million (based on the transaction value determined at closing, taking into account the per Share Merger Consideration and AspenTech’s fully diluted Shares at closing), $7.5 million of which was payable upon delivery of its opinion (regardless of the conclusion reached in the opinion), $250,000 of which was payable upon signing the engagement letter with Qatalyst Partners, and the remaining portion of which will be paid upon, and subject to, the closing of the Transactions.”
(6)
The first sentence under the heading “Item 4. The Solicitation or Recommendation—Opinion of AspenTech’s Financial Advisors—Opinion of Citi—Certain Additional Information” on page 54 is hereby replaced with the following:

“Citi also observed certain additional information that was not considered part of its financial analyses with respect to its opinion but was noted for informational purposes. Citi noted to the Special Committee that while the additional information was not material to its financial analysis used to arrive at its opinion, the information was provided to the Special Committee as reference-only information to give the Special Committee additional context that it may want to consider in its review of the Offer. This information included the following:”
(7)
The first sentence of the first paragraph under the heading “Item 4. The Solicitation or Recommendation—Opinion of AspenTech’s Financial Advisors—Opinion of Citi—Certain Additional Information—Miscellaneous” on page 55 is hereby replaced with the following:

“Citi acted as a financial advisor to the Special Committee in connection with the proposed Transactions contemplated by the Merger Agreement and will receive an aggregate transaction fee estimated to be approximately $46 million for such services (based on the transaction value determined at closing, taking into account the per Share Merger Consideration and AspenTech’s fully diluted Shares at closing), a significant portion of which is contingent upon the consummation of the Offer or the Merger.”
(8)
The second paragraph under the heading “Item 4. The Solicitation or Recommendation—Certain Unaudited Prospective Financial Information of AspenTech—Projections—November 19 Projections” and above the table at the top of page 57 is hereby replaced with the following:

“The following table sets forth the November 19 Projections:”
(9)
The fourth paragraph and the table under the heading “Item 4. The Solicitation or Recommendation—Certain Unaudited Prospective Financial Information of AspenTech—Projections—December 5 Projections” beginning at the end of page 57 and ending on page 58 are hereby replaced with the following:

“The following table sets forth the December 5 Projections:”

(Amounts in millions)

	FY2025E	FY2026E	FY2027E	FY2028E	FY2029E	FY2030E
ACV(1)	$1,035	$1,156	$1,299	$1,469	$1,669	$1,898
Revenue	$1,236	$1,217	$1,472	$1,713	$1,974	$2,241
(-) Non-GAAP Total Expenses	($674)	($708)	($746)	($786)	($828)	($940)
Non-GAAP Operating Income	$562	$510	$726	$926	$1,147	$1,301
(+) Operational Amortization	1	1	1	1	1	1
(+) Depreciation	7	10	13	17	19	19
Adjusted EBITDA(2)	$569	$520	$741	$945	$1,167	$1,322
(-) Cash Taxes	(107)	(120)	(153)	(179)	(223)	(248)

(Amounts in millions)

	FY2025E	FY2026E	FY2027E	FY2028E	FY2029E	FY2030E
(+) Change in NWC	(112)	45	(119)	(164)	(257)	(287)
(-) Operational Amortization	(1)	(1)	(1)	(1)	(1)	(1)
(-) Capital Expenditures	(16)	(16)	(15)	(15)	(15)	(15)
(-) Acq.-Related, Restructuring & Other	(30)	—	—	—	—	—
(+) Interest Income from Revenue Rec.	60	53	50	54	64	64
Unlevered Free Cash Flow(4)	$364	$481	$502	$639	$736	$834(5)
(-) Net Interest Expense	($4)	($1)	($1)	($1)	($1)	($1)
Levered Free Cash Flow(3)	$360	$480	$501	$638	$735	$834

(1)
AspenTech defines ACV as the estimate of the annual value of the portfolio of term license and SMS contracts, the annual value of SMS agreements purchased with perpetual licenses and the annual value of standalone SMS agreements purchased with certain legacy term license agreements, which have become an immaterial part of the Company’s business.

(2)
Adjusted EBITDA represents AspenTech’s earnings before interest, taxes, depreciation and amortization adjusted for non-GAAP expenses related to stock-based compensation and restructuring, acquisition and integration planning related expenses.

(3)
Levered Free Cash Flow is a non-GAAP metric that is calculated as net cash provided by operating activities adjusted for the net impact of purchases of property, equipment and leasehold improvements and payments for capitalized computer software development costs.

(4)
Unlevered Free Cash Flow is a non-GAAP metric that is calculated as Adjusted EBITDA, subtracting the impact of cash taxes paid and adding or subtracting (as applicable) the net impact of capital expenditures, operational amortization, changes in net working capital, interest income related to ASC 606 revenue recognition of long-term contracts and other non-recurring costs, and is presented before stock-based compensation expense of approximately $55 million per year.

(5)
Fiscal year 2030E value for Unlevered Free Cash Flow is shown in this table on a non-terminal basis. Terminal year methodologies used by Qatalyst Partners and Citi in performing their respective financial analysis can be found in the sections entitled “—Opinion of Qatalyst Partners, Financial Advisor to the Special Committee” and “—Opinion of Citi, Financial Advisor to the Special Committee.”

(10)
The second paragraph under the heading “Item 4. The Solicitation or Recommendation—Certain Unaudited Prospective Financial Information of AspenTech—Preliminary Projected Financial Information” and above the table on page 58 is hereby replaced with the following:

“The following table sets forth the October Preliminary Projections:”
(11)
The first sentence under the heading “Item 4. The Solicitation or Recommendation—Certain Unaudited Prospective Financial Information of AspenTech—Cautionary Note About the Unaudited Prospective Financial Information” on page 59 is hereby replaced with the following:

“AspenTech is including the Projections and the October Preliminary Projections (collectively, the “Unaudited Prospective Financial Information”) in this Schedule 14D-9 to provide holders of Shares with access to certain non-public, unaudited, risk-adjusted, prospective financial information that was prepared for the Special Committee for the purposes described above.”
ITEM 8.	ADDITIONAL INFORMATION
The sentence under the heading “Item 8—Additional Information—Legal Proceedings” on page 68 is hereby replaced with the following:
“As of February 21, 2025, three complaints have been filed in state court relating to the Merger.
On February 18, 2025, a purported stockholder of AspenTech filed a lawsuit in the Middlesex County Superior Court in Massachusetts against AspenTech, its directors, Emerson and Purchaser, captioned Melissa Latham v. Patrick Antkowiak, et al., No. 2581CV00405 (the “Latham Complaint”). On February 19, 2025, a purported stockholder of AspenTech filed a lawsuit in the Supreme Court of the State of New York against AspenTech and its directors, captioned William Johnson v. Aspen Technology, Inc., et al., No. 650963/2025 (the “Johnson Complaint”). On February 20, 2025, a purported stockholder of AspenTech filed a lawsuit in the Supreme Court of the State of New York against AspenTech and its directors, captioned Michael Kent v. Aspen Technology, Inc., et al., No. 650988/2025 (the “Kent Complaint”).

The Latham Complaint alleges, among other things, (i) that the Transactions are unfair to the plaintiff and other AspenTech investors; (ii) that AspenTech’s directors were motivated by self-interest to cause AspenTech to be sold for inadequate consideration and pursuant to an unfair process; (iii) that AspenTech’s financial advisors were conflicted; and (iv) that this Schedule 14D-9 and the Offer to Purchase issued in connection with the Merger misrepresent and/or omit material facts. The Latham Complaint asserts claims against all defendants for (i) negligent misrepresentation and non-disclosure under Massachusetts common law and (ii) negligence in violation of Massachusetts common law.
The Latham Complaint seeks, among other things, (i) a declaration that the defendants negligently misrepresented and omitted and/or concealed material facts in this Schedule 14D-9 and the Offer to Purchase in violation of Massachusetts common law; (ii) a declaration that the defendants were negligent and failed to exercise reasonable care or competence in communicating or failing to communicate truthfully and completely in this Schedule 14D-9 and the Offer to Purchase that the defendants distributed to the plaintiff in connection with soliciting and recommending that plaintiff tender his shares; (iii) enjoinment of the consummation of the Offer and, if it is consummated, rescission of the Offer; and (iv) an award of interest, attorney’s fees, expert fees and other costs in an amount to be determined.
The Johnson Complaint and the Kent Complaint allege, among other things, that the defendants filed a materially incomplete and misleading recommendation statement on this Schedule 14D-9. The Johnson Complaint and the Kent Complaint assert claims against all defendants for (i) negligent misrepresentation and concealment in violation of New York common law and (ii) negligence in violation of New York common law.
The Johnson Complaint and the Kent Complaint seek, among other things, (i) enjoinment of the defendants, and all those acting in concert with the defendants, from consummating the Transaction until such time, as any, that the directors of AspenTech have exercised reasonable care and competence and have undertaken all appropriate and available methods to communicate truthfully and completely in this Schedule 14D-9, disclosing the material information which the plaintiff alleges has been omitted from this Schedule 14D-9; (ii) in the event the Transaction is consummated, rescinding it or awarding actual and punitive damages to plaintiff; and (iii) awarding plaintiff fees and expenses in connection with the litigation, including reasonable attorneys’ and experts’ fees and expenses.
AspenTech believes the claims asserted in the complaints are without merit.
Additional lawsuits may be filed against AspenTech, the Board, Parent and/or Purchaser in connection with the Transactions and this Schedule 14D-9. If additional similar complaints are filed, absent new or different allegations that are material, AspenTech will not necessarily announce such additional filings.
As of February 21, 2025, AspenTech has received demand letters from five purported stockholders relating to books and records requests pursuant to DGCL Section 220 and demand letters from seven purported stockholders related to alleged disclosure deficiencies in this Schedule 14D-9. No assurances can be made as to the outcome of such demands or other actions.”

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 24, 2025

Aspen Technology, Inc.

By:	/s/ Antonio J. Pietri
Name:	Antonio J. Pietri
Title:	President and Chief Executive Officer